Exhibit 3.1

CERTIFICATE OF AMENDMENT

TO

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION, AS AMENDED

OF

BIOXCEL THERAPEUTICS, INC.

Pursuant to Section 242 of the

General Corporation Law of the State of Delaware

BioXcel Therapeutics, Inc. (the “Corporation”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware,

does hereby certify that:

1.            The Board of Directors of the Corporation duly adopted resolutions recommending and declaring advisable that the Amended and Restated Certificate of Incorporation, as amended (the “Certificate of Incorporation”), of the Corporation be further amended and that such amendment be submitted to the stockholders of the Corporation for their consideration, as follows:

RESOLVED, that the first sentence of Article FOURTH of the Certificate of Incorporation be amended by amending and restating in its entirety to read as follows:

“The total number of shares of capital stock that the Corporation shall have authority to issue is 210,000,000 shares, consisting of 200,000,000 shares of common stock, par value $0.001 per share (the “Common Stock”), and 10,000,000 shares of preferred stock, par value $0.001 per share (the “Preferred Stock”).”

2.            The stockholders of the Corporation duly approved such amendment at an annual meeting of the stockholders of the Corporation.

3.            Such amendment has been duly adopted in accordance with Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, this Certificate of Amendment to Amended and Restated Certificate of Incorporation, as amended, has been executed by a duly authorized officer of the Corporation on this 10th day of June 2024.

BIOXCEL THERAPEUTICS, INC.

By:	/s/ Richard Steinhart
Name:	Richard Steinhart
Title:	Chief Financial Officer